UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 6, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure:
AngloGold Ashanti – Update on South Africa Earthquake

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
NEWS RELEASE
AngloGold Ashanti Further Update on South Africa Earthquake
(JOHANNESBURG) – AngloGold Ashanti confirms that each one of the 3,300 people working underground at its Great Noligwa and Moab Khotsong mines early yesterday afternoon, when a 5.3 magnitude earthquake struck South Africa’s North West province, were safely hoisted to surface by
7:30pm yesterday.
Twenty-eight employees who sustained minor injuries as a result of the event have received medical treatment and all have been discharged. Counsellors have assisted 17 employees with treatment for shock, and will remain on hand for others who may require their services. Importantly, all safety systems and protocols were observed and all employees and contractors were instrumental in ensuring the mine was cleared safely.
“Safely hoisting all 3,300 people to surface after an earthquake of this size is an achievement of which we’re immensely proud,” Mike O’Hare, AngloGold Ashanti’s Chief Operating Officer: South A
frica,
said. “Our infrastructure responded as it was designed to, and our safety protocols worked as they should. Our thanks go to every employee, the contractors on site and the management team who together made this outcome possible.”
AngloGold Ashanti ’s own engineers and specialists, together with external seismology experts, are conducting intensive, real-time intensive monitoring of seismic activity in the region. Once it is deemed safe for inspection crews to proceed underground, a thorough examination of all underground infrastructure, as well as ore passes, haulages and working areas, will take place. At this stage, vertical infrastructure is functioning well and the inspections conducted immediately after the earthquake suggests that these shafts sustained only minor damage. Electronic systems that monitor various aspects of our underground areas are also working normally, allowing us to remotely draw information from a large portion of both mines.
In parallel with this process, AngloGold Ashanti is in close contact with engineers from Eskom
Holdings Ltd., the state-owned power provider, to establish when fully redundant electricity supply will be restored. AngloGold Ashanti would like to commend Eskom for working quickly to restore the current feed to our Vaal River Operations, which has allowed for cooling of underground areas to continue.
Once it is clear that we have the correct power feed and underground areas and infrastructure are deemed safe, a decision will be made on resuming normal shifts. At this stage, we will wait for the appropriate underground conditions and then conduct thorough assessments. AngloGold Ashanti intends to provide a more detailed update on the status of the underground operations on Monday,
August 11.
AngloGold Ash anti’s West Wits operating region and the Kopanang mine in the Vaal River area, were not affected by the event.

More about AngloGold Ashanti
AngloGold Ashanti is a global gold producer with 20 operations spanning 10 countries. In 2013,
AngloGold Ashanti produced 4.105Moz of gold at a total cash cost of $830/oz. In 2013, Moab
Khotsong produced 212,000oz at a total cash cost of $797/oz and Great Noligwa produced 83,000oz at a total cash cost of $1,100/oz
. Together, these two mines affected by yesterday’s earthquake, accounted for roughly 7% of total group production last year.
ENDS
Sponsor to AngloGold Ashanti
UBS South Africa (Pty) Limited
Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, comme
ncement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health, and safety issues, are forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition. Th ese forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ mate rially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2013 which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485
–
JSE share code: ANG CUSIP: 035128206
–
NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 6, 2014
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance